UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 AUGUST 12, 2005


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

INTERIM RESULTS

FINANCIAL STATEMENT FOR THE PERIOD 1 JANUARY 2005 TO 30 JUNE 2005

Novo Nordisk increased sales by 14% in the first half of 2005 Expectation for operating profit growth increased to around 10% for 2005

       *      In local  currencies  sales in the first half of 2005 increased by
              15%

o      Sales of  insulin  analogues  increased  by 67%

o      Sales of NovoSeven(R) increased by 14%

o      Sales in North America increased by 28%

       * Operating profit increased by 14% to DKK 3,853 million. Adjusted for the impact from currencies and changes in the level of non-recurring income, underlying operating profit increased by more than 15%.

       * Net profit increased by 25% to DKK 2,916 million and earnings per share (diluted) increased by 28% to DKK 8.78.

       * The expectation for operating profit growth is increased from around 5% to around 10% for the full year of 2005.

       * The continued consultations with the European regulatory authorities (EMEA) have led Novo Nordisk to withdraw the phase 2-based registration file for NovoSeven(R) in trauma. It is expected that results from a confirmatory clinical study will enable a subsequent, updated European filing.

       *      Positive  opinion has been received from EMEA on NovoMix(R) 50 and
              NovoMix(R)  70  filings  in  Europe.   NovoLog(R)  Mix  50/50  and
              NovoLog(R) Mix 30/70 have been filed for approval in the US.

       * Lars Rebien S0rensen, president & CEO, said: "We are encouraged by the continued market success of our strategic products, in particular the full range of insulin analogues and NovoSeven(R). Moreover, the performance in our North American business has increased our confidence in the future growth potential for Novo Nordisk in the world's largest pharmaceutical market."

Financial statement for the first six months of 2005

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2004, which includes the expense impact of share-based payment schemes. The interim report has not been audited. Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.


                                          H1         H1     % CHANGE H1 2004    TO  H1
INCOME STATEMENT                        2005       2004                           2005

SALES                                 15,541     13,679                             14%

GROSS PROFIT                          11,246      9,880                             14%
Gross margin                           72.4%      72.2%

Sales and distribution costs           4,406      3,877                             14%
Percent of sales                       28.4%      28.3%

Research and development costs         2,303      2,023                             14%
Percent of sales                       14.8%      14.8%

Administrative expenses                  953        908                              5%
Percent of sales                        6.1%       6.6%

Licence fees and other operating         269        303                           (11%)
income

OPERATING PROFIT                       3,853      3,375                             14%
Operating margin                       24.8%      24.7%

Share of profit in associated            195      (109)                              -
companies
Other net financial income                83        216                           (62%)
PROFIT BEFORE TAX                      4,131      3,482                             19%

NET PROFIT                             2,916      2,325                             25%
Net profit margin                      18.8%      17.0%

OTHER KEY NUMBERS

Depreciation, amortisation and           834        767                              9%
impairment losses
Capital expenditure                    1,458      1,034                             41%

Cash flow from operating               3,448      3,060                             13%
activities

Free cash flow                         1,946      1,842                              6%

Total assets                          37,731     34,248                             10%
Equity                                25,620     24,827                              3%
Equity ratio                           67.9%      72.5%

Average number of shares
outstanding (million) - diluted        332.0      339.8                            (2%)

DILUTED EARNINGS PER SHARE (IN          8.78       6.84                             28%
DKK)

Full-time employees at the end of     21,246     19,631                              8%
the period


Sales development by segments
Sales in the first six months of 2005 increased by 15% measured in local currencies and by 14% in Danish kroner. Growth was realised both within diabetes care and biopharmaceuticals - primarily driven by strategically important products such as the insulin analogues as well as NovoSeven(R). Furthermore, sales of growth hormone therapy products also contributed to growth.

                                            SALES   GROWTH     GROWTH   SHARE OF
                                          H1 2005       AS   IN LOCAL     GROWTH
                                              DKK REPORTED CURRENCIES   IN LOCAL
                                          MILLION                     CURRENCIES
THE DIABETES CARE SEGMENT
Insulin analogues                           3,140      63%        67%        62%
Human insulin and
insulin-related sales                       7,099       4%         4%        15%
Oral antidiabetic products                    767     (4%)       (2%)       (1%)
DIABETES CARE - TOTAL                      11,006      15%        16%        76%

THE BIOPHARMACEUTICALS SEGMENT
NovoSeven(R)                                2,338      11%        14%        14%
Growth hormone therapy                      1,300      17%        19%        10%
Other products                                897     (1%)         1%         0%
BIOPHARMACEUTICALS - TOTAL                  4,535      10%        12%        24%

TOTAL SALES                                15,541      14%        15%       100%


Sales growth was realised in all regions and North America now constitutes 28% of total sales.

DIABETES CARE

Sales of diabetes care products increased by 16% in local currencies compared to the first six months of 2004 and by 15% in Danish kroner to DKK 11,006 million.

INSULIN ANALOGUES, HUMAN INSULIN AND INSULIN-RELATED PRODUCTS
Sales of insulin analogues, human insulin and insulin-related products increased by 18% measured in local currencies and by 17% to DKK 10,239 million in Danish kroner. All regions contributed to growth measured in local currencies as well as in Danish kroner.

Novo Nordisk continues to be the global leader in the insulin market with a total market share of 50% and an insulin analogue market share of more than 30%, measured in volume.

Sales of insulin analogues increased by 67% in local currencies and by 63% in Danish kroner to DKK 3,140 million in the first six months of 2005. Sales of insulin analogues contributed with 62% of the overall growth in local currencies and constitute more than 30% of Novo Nordisk's total sales of all insulin and insulin-related products.

North America
Sales in North America increased by 45% in local currencies in the first six months of 2005 and by 39% in Danish kroner, reflecting solid penetration of the insulin analogues NovoLog(R) and NovoLog(R) Mix 70/30. In the US market, Novo Nordisk now holds more than 36% of the total insulin market and over 20% of the analogue market, measured by volume. Sales of human insulin products also increased due to increased volumes and higher average prices.

Europe
Sales in Europe increased by 8% in local currencies and by 9% in Danish kroner, with growth primarily driven by the portfolio of insulin analogues, including Levemir(R), which has now been introduced in 11 European countries.

Japan & Oceania
Sales in Japan & Oceania increased by 13% in local currencies and by 11% in Danish kroner, with growth primarily reflecting sales of NovoRapid(R) and NovoRapid(R) Mix 30, supported by the continued switch from durable to prefilled devices.

International Operations
Sales in International Operations increased by 21% in local currencies and by 19% in Danish kroner. Sales were dominated by human insulin but insulin analogues continue to add to overall growth in the region. China was the primary growth driver and contributed more than 15% of total sales in International Operations in the first six months of 2005.

ORAL ANTIDIABETIC PRODUCTS
Sales of oral antidiabetic products decreased compared to the same period in 2004 by 2% in local currencies and 4% in Danish kroner to DKK 767 million. While the sales development was positive both in Europe and International Operations, the overall decrease in sales compared to the same period last year mainly reflects lower sales to wholesalers in the US market during the first six months of 2005.

BIOPHARMACEUTICALS
Sales of biopharmaceutical products increased by 12% in local currencies compared to the first six months of 2004 and by 10% in Danish kroner to DKK 4,535 million.

NOVOSEVEN(R)
Sales of NovoSeven(R) increased by 14% in local currencies compared to the same period last year and by 11% in Danish kroner to DKK 2,338 million, with sales growth primarily driven by North America, but also International Operations and Japan & Oceania contributed to growth. In Europe, sales growth resumed during the second quarter of 2005.

The sales growth of NovoSeven(R) was influenced by several factors during the first six months of 2005. Due to the high penetration within spontaneous bleeds in congenital inhibitor patients, the predominant part of the growth within the inhibitor segment has been generated by treatment of acquired haemophilia patients and usage of NovoSeven(R) in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven(R).

GROWTH HORMONE THERAPY (NORDITROPIN(R) AND NORDITROPIN(R) SIMPLEXX(R))
Sales of growth hormone therapy products increased by 19% in local currencies and by 17% in Danish kroner to DKK 1,300 million. All regions contributed to the sales increase compared to the same period last year, with North America and Europe as the main growth drivers. Sales have been positively impacted by the NordiFlex(R) prefilled delivery device.

OTHER PRODUCTS
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) related products, increased by 1% in local currencies and decreased by 1% in Danish kroner to DKK 897 million. While total sales of HRT products continue to be negatively impacted by challenging market conditions, sales in the US increased during the first six months due to higher market share and higher average prices.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME
The cost of goods sold increased by 13% to DKK 4,295 million, leaving the gross margin at 72.4%, compared to 72.2% in the first six months of 2004. The gains from an improved product mix and increased productivity were partially offset by an adverse currency impact, leaving the underlying gross margin improvement at
0.4 percentage point. The gross margin was negatively impacted by a write-down on inventories of animal insulin crystals, which has been included in the cost of goods sold.

Total non-production-related costs increased by 13% to DKK 7,662 million. The increase in non-production-related costs reflects especially costs related to sales and distribution, which increased in line with sales. This reflects the increase in the US diabetes care sales force implemented during the second quarter of 2004 as well as costs related to the launch of Levemir(R) in the European market.

Licence fees and other operating income in the first six months of 2005 were DKK 269 million, compared to DKK 303 million in the same period last year. In the second quarter of 2005 a non-recurring income of around DKK 100 million was realised from a sale-and-leaseback transaction involving certain office buildings in Denmark.

NET FINANCIALS
Net financials showed an income of DKK 278 million in the first six months of 2005 compared to an income of DKK 107 million in the same period in 2004. A non-recurring gain of around DKK 250 million was recorded in the first quarter of 2005 from the sale of shares in Ferrosan A/S.

The foreign exchange gains were DKK 135 million compared to a gain of DKK 195 million in the same period last year. The lower level of foreign exchange gains mainly reflects lower income from foreign exchange hedging activities, which include forward contracts and foreign exchange options. The effect of these hedging activities has been negatively impacted by the higher level of the US dollar versus the Danish krone in the first six months of 2005 compared to the level prevailing in 2004. At the end of June 2005, an unrealised loss of DKK 386 million has, in accordance with IFRS, been deferred for profit and loss recognition in the period when hedged cash flows occur.

OUTLOOK 2005
Reflecting the continued appreciation of the US dollar and related currencies, Novo Nordisk now expects to report Danish kroner SALES growth in 2005 of 12-15%, and a similar level of growth measured in local currencies.

The expectation for reported OPERATING PROFIT growth is increased from around 5% to around 10%. This reflects the improved exchange rate environment as well as the non-recurring income from the sale-and-leaseback transaction and also the expected costs related to a planned employee share offering during the fourth quarter of 2005 - as further described below under 'Employee share programme'. Excluding the impact from currency movements and non-recurring items, underlying operating profit is still expected to grow by around 15%.

For 2005, Novo Nordisk now expects a NET FINANCIAL INCOME of DKK 200 million. This reflects a non-recurring accounting gain of approximately DKK 200 million related to ZymoGenetics' public offering of new shares in August 2005, partly offset by a higher level of expected losses on foreign exchange hedging contracts, mainly as a consequence of the higher level of the US dollar versus the Danish krone.

Novo Nordisk now expects the TAX RATE for 2005 to be slightly below 29% as a consequence of the reduction in the Danish corporate income tax rate from 30% to 28%, effective for the income year 2005, which was formally approved by the Danish parliament (Folketinget) in June 2005.

As previously communicated, the expected tax rate for 2005 is reduced by close to two percentage points by two factors of a non-recurring nature, each of which account for close to one percentage-point reduction in the tax rate:

       * the tax-exempt status of the capital gain on the sale of shares in Ferrosan A/S; and

       * the re-evaluation of the company's deferred tax liabilities as a consequence of the reduction of the Danish corporate income tax rate.

Furthermore, the tax-exempt status of the accounting gain related to ZymoGenetics' public offering of new shares will reduce the expected tax rate for 2005 by around half a percentage point on a non-recurring basis.

Novo Nordisk still expects CAPITAL EXPENDITURE of close to DKK 4 billion in 2005. DEPRECIATIONS, AMORTISATION AND IMPAIRMENT LOSSES are still expected to be around DKK 1.9 billion, whereas FREE CASH FLOW is now expected to be around DKK 3 billion.

All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2005.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 10, 9 and 9 months, respectively. In accordance with IFRS, the financial impact from foreign exchange hedging contracts will be included in 'Net financials' as the underlying future operational cash flow materialises.

RESEARCH AND DEVELOPMENT UPDATE

DIABETES CARE
As previously communicated, Levemir(R) was approved by the US Food and Drug Administration (FDA) in June 2005, and Novo Nordisk is thereby the only company with a complete range of insulin analogues approved in the US, encompassing rapid-acting NovoLog(R), premixed NovoLog(R) Mix 70/30 and now also the long-acting analogue Levemir(R). Novo Nordisk expects to launch Levemir(R) in the US market within 12 months following the approval.

In June 2005, Novo Nordisk received a positive opinion from the European regulatory authorities' Committee for Medicinal Products for Human Use (CHMP) for the premixed analogue insulin products NovoMix(R) 50 and NovoMix(R) 70. Following the positive opinion from CHMP, Novo Nordisk expects to receive marketing authorisation from the European Commission for NovoMix(R) 50 and NovoMix(R) 70 in the second half of 2005.

In June 2005, Novo Nordisk filed an application with the FDA for marketing approval of NovoLog(R) Mix 50/50 and NovoLog(R) Mix 30/70 (the US trade names for NovoMix(R) 50 and NovoMix(R) 70).

BIOPHARMACEUTICALS
As previously communicated, Novo Nordisk filed an application with EMEA (The European Medicines Agency) in January 2005 for marketing approval for the use of NovoSeven(R) in blunt trauma. The filing was based on results obtained from a phase 2 clinical study. As a consequence of subsequent feedback from EMEA, Novo Nordisk has, however, decided to voluntarily withdraw the registration file.

To support an updated European filing at a later stage, Novo Nordisk has, as previously announced, initiated a confirmatory phase 3 study in the EU and other countries outside the US. This study is now expected to encompass around 1,000 patients.

In the US, the current FDA-guided phase 3 study design for the use of NovoSeven(R) in trauma is being evaluated in terms of implied patient benefits versus potential number of patients in the study and related timelines. An update on the US clinical strategy is expected to be provided in connection with the release of financial results for the first nine months of 2005.

Novo Nordisk still expects to file an application in Europe for marketing approval for the use of NovoSeven(R) in connection with intracerebral haemorrhage (ICH). The filing, which will be based on clinical data from phase 2 studies, is now expected to take place during the fourth quarter of 2005. The filing may, as previously announced, be supported by additional safety data from the ongoing global confirmatory phase 3 study.

This phase 3 study has been initiated both in Europe and the US. It is now expected to encompass around 675 patients in clinical centres located in the US, Europe, South America and Asia. The clinical results from the study will be pivotal to the future filing with the FDA for US marketing approval for the use of NovoSeven(R) in connection with ICH.

Within HRT Novo Nordisk has completed a successful phase 3 study and, based on this, expects to file in the fourth quarter of 2005 for marketing approval with EMEA and the FDA of an ultra-low dose version of Activelle(R) (Activella(R) in the US), Novo Nordisk's continuous-combined HRT product. This is expected to support the move towards even lower-dose versions of HRT products.

EQUITY
Total equity was DKK 25,620 million at the end of the first six months of 2005, equal to 67.9% of total assets, compared to 70.8% at the end of 2004. Please refer to appendix 5 for further elaboration of changes in equity during 2005.

TREASURY SHARES AND SHARE REPURCHASE PROGRAMME
As per 10 August 2005, Novo Nordisk A/S and its wholly-owned affiliates owned 28,268,127 of its own B shares, corresponding to 7.97% of the total share capital.

In 2005, Novo Nordisk has so far repurchased 5.9 million B shares at a cash value of DKK 1.8 billion, and the company still expects to repurchase additional B shares during the remaining part of 2005 equivalent to a cash value of DKK 1.2 billion.

EMPLOYEE SHARE PROGRAMME
To stimulate the ownership interest in the company and to give an incentive to the employees, the Board of Directors has approved a global offering of shares to the employees in the autumn of 2005. The offering is expected to include approximately 1 million B shares (equivalent to around 0.3% of the total share capital), which will be sold from the company's holding of treasury shares at a price of DKK 150 per share. The shares in the programme will generally have a minimum restricted period of five years for employees in Denmark and three years for employees outside Denmark.

The accounting impact of the offering will be calculated based on the average market price in the offering period. The estimated pre-tax cost of the offering will be in the range of DKK 150-200 million.

SUSTAINABILITY ISSUES UPDATE

CLINICAL TRIALS INFORMATION
During the second half of 2004 there was an increasing demand from medical journals, industry associations and general media for investigators and pharmaceutical companies to ensure public access to clinical trial data. This includes information on study protocols for clinical trials to be initiated or presently ongoing and, furthermore, providing public access to results from all trials that have been executed for products marketed in at least one country.

Novo Nordisk has decided to fulfil these requirements by submitting the data to two external databases; www.clinicaltrials.gov and www.clinicalstudyresults.org.

Novo Nordisk posted the first clinical trial results in April 2005 and expects to achieve full compliance by 1 October 2005. All hypothesis testing clinical trials to be initiated after 1 July 2005 are being registered prior to patient enrolment, and registration of currently ongoing trials will be fully implemented by the deadline set by the ICMJE (International Committee of Medical Journal Editors) of 13 September 2005.

CONFERENCE CALL DETAILS
At 14.00 CET today, corresponding to 8.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Conference calls'. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 21 February 2005. Please also refer to the section 'Risk Management' in the Annual Report 2004. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

MANAGEMENT STATEMENT
Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first six months of 2005.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies' interim reports and accounts. The interim report has not been audited. In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group's assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsvaerd 11 August 2005

EXECUTIVE MANAGEMENT:

  Lars Rebien S0rensen       Jesper Brandgaard        Lars Almblom J0rgensen
  President and CEO          CFO

  Lise Kingo                 Kare Schultz             Mads Krogsgaard Thomsen

BOARD OF DIRECTORS:

  Mads 0vlisen               Sten Scheibye            Goran A Ando
  Chairman                   Vice chairman

  Kurt Briner                Henrik Gurtler           Johnny Henriksen

  Niels Jacobsen             Anne Marie Kverneland    Kurt Anker Nielsen

  Stig Str0baek              Jorgen Wedel

Contacts for further information:


MEDIA:                            INVESTORS:

Outside North America:            Outside North America:
Mike Rulis                        Mogens Thorsager Jensen
Tel: (+45) 4442 3573              Tel: (+45) 4442 7945
E-mail: mike@novonordisk.com      E-mail: mtj@novonordisk.com

                                  Mads Veggerby Lausten
                                  Tel: (+45) 4443 7919
                                  E-mail: mlau@novonordisk.com

In North America:                 In North America:
Susan T Jackson                   Any of the above contacts or
Tel: (+1) 609 919 7776            tel: (+1) 609 919 7937
E-mail: stja@novonordisk.com


Further information on Novo Nordisk is available on the company's internet homepage at the address: novonordisk.com


Appendix 1:
QUARTERLY NUMBERS in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

                                                                                       %
                                                                                  change
                             2005             2004                             Q2 2004 -
                                                                                      Q2
                             Q2      Q1       Q4      Q3      Q2      Q1            2005

SALES                        8,283   7,258    7,944   7,408   7,164   6,515           16%

Gross profit                 6,073   5,173    5,783   5,318   5,219   4,661 16%
Gross margin                 73.3%   71.3%    72.8%   71.8%   72.9%   71.5%

Sales and
distribution costs           2,267   2,139    2,364   2,039   1,991   1,886           14%
Percent of sales             27.4%   29.5%    29.8%   27.5%   27.8%   28.9%

Research and
development costs            1,197   1,106    1,243   1,086   983     1,040           22%
Percent of sales             14.5%   15.2%    15.6%   14.7%   13.7%   16.0%
Administrative
expenses                     470     483      534     502     431     477              9%
Percent of sales             5.7%    6.7%     6.7%    6.8%    6.0%    7.3%
Licence fees and
other operating              202     67       213     59      71      232            185%
income (net)

OPERATING PROFIT             2,341   1,512    1,855   1,750   1,885   1,490           24%
Operating margin             28.3%   20.8%    23.4%   23.6%   26.3%   22.9%

Share of
profit/(loss) in
associated                   (43)    238      (20)    12      (40)    (69)             8%
companies
Financial income             238     114      491     125     104     178            129%
Financial expenses
                             193     76       186     52      44      22             339%
Profit before
taxation                     2,343   1,788    2,140   1,835   1,905   1,577           23%

NET PROFIT                   1,684   1,232    1,462   1,226   1,272   1,053           32%

Depreciation,
amortisation and             422     412      549     576     387     380              9%
impairment losses
Capital
expenditure                  735     723      1,092   873     642     392             14%
Cash flow from
operating                    2,105   1,343    2,103   2,426   1,710   1,350           23%
activities
Free cash flow               1,332   614      903     1,533   956     886             39%

Equity                       25,620  25,729   26,504  25,557  24,827  23,942           3%
Total assets                 37,731  36,497   37,433  35,587  34,248  33,838          10%
Equity ratio                 67.9%   70.5%    70.8%   71.8%   72.5%   70.8%

Full-time
employees at the             21,246  20,942   20,285  20,001  19,631  19,179           8%
end of the period

Diluted earnings
per share (in                5.09    3.70     4.37    3.63    3.74    3.10            36%
DKK)*
Average number of shares
outstanding (million)*
- used for diluted
earnings per share           330.8   333.2    334.7   338.2   339.8   339.8          -3%

Sales by business
segments:

   Insulin
analogues                    1,692   1,448    1,332   1,252   1,037   886             63%
   Human insulin
and
insulin-related              3,753   3,346    3,944   3,593   3,640   3,206            3%
sales

Oral antidiabetic            391     376      403     445     379     416              3%
products (OAD)

 DIABETES CARE
 TOTAL                       5,836   5,170    5,679   5,290   5,056   4,508           15%

   NovoSeven(R)              1,248   1,090    1,170   1,086   1,084   1,019           15%
   Growth hormone therapy    704     596      651     559     557     550             26%
   Hormone replacement
   therapy                   410     328      364     396     389     339              5%
   Other products            85      74       80      77      78      99               9%

BIOPHARMACEUTICALS           2,447   2,088    2,265   2,118   2,108   2,007           16%
TOTAL

Sales by
geographic
segments:
   Europe                    3,405   3,006    3,364   3,057   3,106   2,884           10%
   North America             2,282   2,092    1,816   2,098   1,837   1,727           24%
   International
Operations                   1,395   1,128    1,559   1,171   1,134   980             23%
   Japan & Oceania           1,201   1,032    1,205   1,082   1,087   924             10%

Segment operating
profit:

   Diabetes care             1,235   750      1,047   746     936     675             32%

Biopharmaceuticals           1,106   762      808     1,004    949    815             17%


*) For Q2 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 330,804,579.

Appendix 2:
QUARTERLY NUMBERS IN EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

                                                                                       %
                                                                                  change
                             2005             2004                             Q2 2004 -
                                                                                      Q2
                             Q2      Q1       Q4      Q3      Q2      Q1            2005
SALES                        1,113   975       1,068   997      962      875          16%

Gross profit                 816     695       778     715      701      626          16%
Gross margin                 73.3%   71.3%     72.8%   71.8%    72.9%    71.5%
Sales and
distribution costs           305     287       318     274      268      253         14%
Percent of sales             27.4%   29.5%    29.8%    27.5%    27.8%    28.9%
Research and
development costs            160     149       167     146      132      140          22%
Percent of sales             14.5%   15.2%    15.6%    14.7%    13.7%    16.0%
Administrative
expenses                     63      65        72      67       58       64            9%
Percent of sales             5.7%    6.7%     6.7%     6.8%     6.0%     7.3%
Licence fees and
other operating              27      9         28      8        10       31          185%
income (net)

OPERATING PROFIT             315     203       249     236      253      200          24%

Operating margin             28.3%   20.8%     23.4%   23.6%    26.3%    22.9%
Share of profit in
associated R&D               (6)     32        (1)     -        (5)      (9)           8%
companies

Financial income             32      15        65      17       14       24          129%
Financial expenses           26      10        25      7        6        3           339%
Profit before
taxation                     315     240       288     246      256      212          23%

NET PROFIT                   226     166       197     165      171      141          32%

Depreciation,
amortisation and             57      55        74      77       52       51            9%
impairment losses
Capital
expenditure                  99      97        147     117      86       53           14%
Cash flow from
operating                    283     180       283     326      230      181          23%
activities
Free cash flow               179     82        121     207      128      119          39%
Equity                       3,438   3,454     3,563   3,434    3,340    3,216         3%

Total assets                 5,064   4,899     5,033   4,782    4,608    4,545        10%

Equity ratio                 67.9%   70.5%     70.8%   71.8%    72.5%    70.8%
Full-time
employees at the             21,246  20,942    20,285  20,001   19,631   19,179       8%
end of the period
Diluted earnings
per share (in                0.68    0.50      0.58    0.49     0.50     0.42         36%
EUR)*
Average number of shares
outstanding (million)*
- used for diluted           330.8   333.2     334.7   338.2    339.8    339.8       -3%
earnings per share
Sales by business
segments:

   Insulin analogues         227     195       179     169      139      119          63%

   Human insulin and
insulin-related              504     450       531     483      489      430           3%
sales Oral

antidiabetic                 52      51        54      60       51       56            3%
products (OAD)

DIABETES CARE TOTAL          783     696       764     712      679      605          15%

NovoSeven(R)                 168     146       157     147      145      137          15%
Growth hormone
therapy                      95      80        87      75       75       74           26%

Hormone
replacement                  55      44        49      53       52       46            5%
therapy
Other products               12      9         11      10       11       13            9%

BIOPHARMACEUTICALS           330     279       304     285      283      270          16%
TOTAL

Sales by
geographic
segments:
   Europe                    457     404       452     411      418      387          10%
   North America             307     281       244     282      247      232          24%
   International
   Operations                187     152       210     157      152      132          23%
   Japan & Oceania           162     138       162     147      145      124          10%
Segment operating
profit:

   Diabetes care             166     101       141     101      125      91           32%
   Biopharmaceuticals        149     102       108     135      128      109          17%

*) For Q2 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 330,804,579.

Appendix 3:
INCOME STATEMENT

                                H1          H1           Q2           Q2
DKK million                   2005        2004         2005         2004
Sales                       15,541      13,679        8,283        7,164
Cost of goods sold          4,295        3,799        2,210        1,945
GROSS PROFIT                11,246       9,880        6,073        5,219
Sales and distribution
costs                       4,406        3,877        2,267        1,991
Research and
development costs            2,303       2,023        1,197          983
Administrative expenses        953         908          470          431
Licence fees and other
operating income (net)         269         303          202           71
OPERATING PROFIT             3,853       3,375        2,341        1,885

Share of profit/(loss)
in associated companies        195        (109)         (43)         (40)
Financial income               352         282          238          104
Financial expenses             269          66          193           44
PROFIT BEFORE TAXATION       4,131       3,482        2,343        1,905

Income taxes *)              1,215       1,157          659          633
NET PROFIT                   2,916       2,325        1,684        1,272

BASIC EARNINGS PER
SHARE (DKK)                   8.81        6.87         5.11         3.76
DILUTED EARNINGS PER
SHARE DILUTED (DKK)           8.78        6.84         5.09         3.74

SEGMENT SALES:
   Diabetes care            11,006       9,564        5,836        5,056
   Biopharmaceuticals        4,535       4,115        2,447        2,108

SEGMENT OPERATING
PROFIT:
   Diabetes care             1,985       1,611        1,235          936
    Operating margin          18.0%       16.8%        21.2%        18.5%

   Biopharmaceuticals       1,868        1,764        1,106          949
   Operating margin           41.2%       42.9%        45.2%        45.0%


*) The effective tax rate for the first half of 2005 of 29.4% is based on the expected effective tax rate for the full year of 2005 including the effect of the reduction in the Danish corporate income tax and including the tax-exempt status of the capital gain on the sale of shares in Ferrosan A/S, but excluding the effect of the tax-exempt status of the accounting gain related to ZymoGenetics' public offering of new shares, which was concluded in August 2005.

Appendix 4:

BALANCE SHEET

DKK million                              30 JUN 2005       31 Dec 2004

ASSETS

Intangible assets                                411               314
Property, plant and equipment                 18,799            17,559
Investments in associated companies              770               883
Deferred tax assets                              810               769
Other financial assets                           189               159
TOTAL LONG-TERM ASSETS                        20,979            19,684

Inventories                                    7,670             7,163
Trade receivables                              4,681             4,062
Tax receivables                                   22               710
Other receivables                              1,404             1,855
Marketable securities                            524               526
Cash at bank and in hand                       2,451             3,433
TOTAL CURRENT ASSETS                          16,752            17,749

TOTAL ASSETS                                  37,731            37,433

EQUITY AND LIABILITIES

Share capital                                    709               709
Treasury shares                                  (56)              (45)
Share premium account                              -             2,565
Retained earnings                             25,099            22,671
Other comprehensive income                      (132)              604
TOTAL EQUITY                                  25,620            26,504

Long-term debt                                 1,272             1,188
Deferred tax liabilities                       1,328             1,853
Provision for pensions                           300               250
Other provisions                                 267               358
TOTAL LONG-TERM LIABILITIES                    3,167             3,649

Short-term debt                                  600               507
Trade payables                                 1,191             1,061
Tax payables                                     709               631
Other liabilities                              4,678             3,721
Other provisions                               1,766             1,360
TOTAL CURRENT LIABILITIES                      8,944             7,280

TOTAL LIABILITIES                             12,111            10,929

TOTAL EQUITY AND LIABILITIES                  37,731            37,433


Appendix 5:
STATEMENT OF CHANGES IN EQUITY


                                                                                                      Other
                                                                                              comprehensive
                                                                                                     income
                                                         Share                                     Deferred
DKK million                      Share     Treasury    premium    Retained         Exchange    gain/loss on       Other      Total
                               capital       shares    account    earnings     rate adjust-       cash flow     adjust-
                                                                                      ments          hedges       ments

H1 2005

Balance at the beginning
of the year                        709          (45)     2,565      22,671              (40)            461         183     26,504
Exchange rate adjustment
of investments in
subsidiaries                                                                             98                                      98
Deferred (gain)/loss on
cash flow hedges at the
beginning of the year
recognised in the
Income statement
for the period                                                                                         (461)                   (461)
Deferred gain/(loss) on
cash flow hedges at the
end of the period                                                                                      (386)                   (386)
Other adjustments                                                       96                                           13         109
Net income recognised
directly in equity                   -            -          -          96               98            (847)         13        (640)
Net profit for the period                                            2,916                                                    2,916
Total income for the
period                               -            -          -       3,012               98            (847)         13       2,276
Cost of share-based
payment                                                                 40                                                       40
Purchase of treasury                            (11)                (1,636)                                                  (1,647)
shares
Sale of treasury shares                           -                     41                                                       41
Transfer of share premium
account to retained
earnings *)                                             (2,565)      2,565                                                        -
Dividends                                                           (1,594)                                                  (1,594)
BALANCE AT THE END OF
THE PERIOD                         709          (56)         -      25,099               58            (386)        196      25,620



*) In accordance with changes in the Danish Companies Act the share premium account is transferred to retained earnings.


H1 2004

Balance at the
beginning of the year              709          (33      2,565      20,925              (79)            513         176      24,776
Exchange rate adjustment
of investments in
subsidiaries                                                                            (18)                                    (18)
Deferred (gain)/loss
on cash flow hedges at
the beginning of the year
recognised in the Income
statement for the period                                                                               (513)                   (513)
Deferred gain/(loss)
on cash flow hedges at
the end of the period                                                                                    77                      77
Other adjustments                                                                                                    (3)         (3)
Net income recognised
directly in equity                   -            -          -           -              (18)           (436)         (3)       (457)
Net profit for the period                                            2,325                                                    2,325
Total income for the period          -            -          -       2,325              (18)           (436)         (3)      1,868
Cost of share-based payment                                             52                                                       52
Purchase of treasury shares                      (3)                  (425)                                                    (428)
Sale of treasury shares                           -                     47                                                       47
Dividends                                                           (1,488)                                                  (1,488)
BALANCE AT THE END OF
THE PERIOD                         709          (36)     2,565      21,436             (97)              77         173      24,827


Appendix 6:
CONDENSED CASH FLOW STATEMENT


DKK million                                            H1 2005           H1 2004
NET PROFIT                                               2,916             2,325

Net reversals with no effect on cash flow                2,145             2,540
Income taxes paid and net interest received               (926)           (1,311)
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL               4,135             3,554

Net change in working capital                             (687)             (494)
CASH FLOW FROM OPERATING ACTIVITIES                      3,448             3,060

Net investments in intangible assets and
long-term financial assets                                 (44)             (184)
Capital expenditure for property, plant and
equipment                                               (1,458)           (1,034)
Net change in marketable securities (>3 months)              -             1,304
TOTAL CASH FLOW FROM INVESTING ACTIVITIES               (1,502)               86

CASH FLOW FROM FINANCING ACTIVITIES                     (3,219)           (2,202)

NET CASH FLOW                                           (1,273)              944

Unrealised gain/(loss) on exchange rates in cash
and cash equivalents                                       161               (16)
NET CHANGE IN CASH AND CASH EQUIVALENTS                 (1,112)              928

Cash and cash equivalentsat the beginning
of the year                                              2,963               841
CASH AND CASH EQUIVALENTS AT THE END
OF THE PERIOD                                            1,851             1,769

Bonds with original term to maturity exceeding
three months                                               507               506
Undrawn committed credit facilities                      6,706             6,689
FINANCIAL RESOURCES AT THE END OF THE PERIOD             9,064             8,964


FREE CASH FLOW*                                          1,946             1,842

*) Cash flow from operating activities + Cash flow from investing activities - Net change in marketable securities (>3 months)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: AUGUST 12, 2005                         NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer